[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 10, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 18, 2015
File No. 333-203275

Dear Ms. Long:

On behalf of our client, Alcoa Inc. (“Alcoa”), we are submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 1, 2015 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Alcoa’s proposed acquisition of RTI International Metals, Inc. (“RTI”).

Alcoa has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 2, marked to show changes since the filing of Amendment No. 1 to the Registration Statement on May 18, 2015.

Pamela Long

U.S. Securities and Exchange Commission

June 10, 2015

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

Background of the Merger, page 83

1.	We note your response to our prior comment eight and we re-issue our comment in part. Please expand your disclosure to discuss the specific standalone prospects considered by the directors of RTI.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 86 of Amendment No. 2.

2.	We note your response to our prior comment 12 and we re-issue our comment in part. Please clarify whether an all-stock transaction had been a concern of RTI from the beginning. Please also revise your disclosure, if relevant, to disclose whether RTI considered alternative forms of consideration to an all-stock transaction.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 89-90 of Amendment No. 2.

RTI’s Reasons for the Merger; Recommendation of the RTI Board of Directors, page 91

3.	We note your response to our prior comment 14 and we re-issue our comment. Specifically, in the third bullet point, what did the RTI board consider to be the merger’s potential effect on shareholder value? Did the board consider as material any particular amount of accretion as an expected result of the transaction? In addition, in the thirteenth bullet point, what was RTI’s standalone strategic plan and its associated risks, and how did those compare to the specific risks and benefits of the merger that the RTI board considered?

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 92-93 of Amendment No. 2.

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Pamela Long

U.S. Securities and Exchange Commission

June 10, 2015

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1117.

Very truly yours,

/s/ Ronald C. Chen Ronald C. Chen, Esq.

cc:	Brenda Hart, Esq.
Assistant General Counsel and Assistant Secretary
Alcoa Inc.

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